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June 20, 2008		Writer’s Direct Contact 415.268.6617 bparris@mofo.com

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street N. E.

Washington D.C. 20549-3561

Attention: Mr. David R. Humphrey

Re:	Boyd Gaming Corporation
Form 10-K for the year ended December 31, 2007
Definitive 14A Filed April 2, 2008
File No. 001-12882

Dear Mr. Humphrey:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated June 9, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.

Form 10-K for the year ended December 31, 2007

Note 18. Segment Information, page 94

1.

We have reviewed your response to our prior comment 2. However, we are not persuaded that your current presentation of corporate expense as a reportable segment is appropriate. As previously stated, financial measures that are required to be disclosed in compliance with SFAS 131 are not considered to be non-GAAP financial measures under Regulation G and Item 10(e) of Regulation S-K. In this regard, we note that the footnote disclosures you originally provided upon the adoption of SFAS 131 appropriately included the corporate expense balance below the measure of aggregate segment property or loss. You retained this presentation through fiscal 2003, subsequent to which you revised both your format and the accompanying

Mr. David R. Humphrey

Branch Chief

June 20, 2008

Page Two

footnote disclosures, in part in response to our guidance regarding the use on non-GAAP financial measures. We do not object to every subsequent change in your footnote. For example, we do not object to your decision to include your share of Borgata’s operating income (before pre-opening and amortization expenses) within the aggregate segment property or loss balance in fiscal 2004. In that instance you provided appropriate support for your representation that this equity method investee qualifies as an operating segment. However, based upon the information you have provided, we are unable to conclude that your decision to also reclassify the corporate expense balance was appropriate under the requirements of SFAS 131.

We do not disagree with your conclusion that the centralized corporate expense is essential and that it should be utilized to understand the performance of the enterprise and/or the combined “Adjusted EBITDA” of the company. However, we would expect a reportable segment to engage in business activities from which it may earn revenues and incur expenses. As your response clearly states, the expenses incurred by “Corporate” are largely in support of your business segments, and the “revenues earned,” per your response, are comprised of what appear to be reimbursements for such expenses from your business segments based upon management-determined allocation criteria. Such “revenues” do not constitute revenues earned under SFAS 131. Accordingly, please present the balance of “Corporate” below your measure of “consolidated” segment profit or loss as you have done in prior years. In addition, please do not adjust this balance to exclude share-based compensation expense as the resulting balance is a non-GAAP financial measure and is not a required disclosure under SFAS 131.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings of its periodic and annual reports the Company will revise its presentation of Corporate Expense in connection with its SFAS 131 footnote disclosure as requested.

* * *

We have been authorized to acknowledge on behalf of the Company and to confirm that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Mr. David R. Humphrey

Branch Chief

June 20, 2008

Page Three

Sincerely,

/s/ Brandon C. Parris
Brandon C. Parris

cc:	Jeffrey G. Santoro
Josh Hirsberg
Brian A. Larson
Frederick J. Schwab, Chairman of the Company’s Audit Committee